Exhibit (d)(2)

DONALD H. NIKOLAUS

1520 QUARRY ROAD

P.O. BOX 286

SILVER SPRING, PA 17575

March 22, 2013

Special Committee of the Board of Directors

Donegal Group Inc.

1195 River Road

Marietta, PA 17547

Dear Special Committee Members:

After due consideration of Shepard’s tender offer I have determined that it would not be in the best interest of the Donegal Insurance Group and its constituencies and thus I will not be tendering any of my shares of Donegal Group Inc. Class B stock in response to the Shepard tender offer.

Very truly yours,

Donald H. Nikolaus

cc: David Pittinsky, Ballard Spahr